Mail Stop 4561

October 24, 2008

Mark Bradley, Chief Executive Officer
RxBids
4955 South Durango, Suite 223
Las Vegas, Nevada 89113

     Re: **RxBids**
              Registration Statement on Form 10/A
              Filed October 15, 2008
              File No. 000-53373

Dear Mr. Bradley:

     We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

1. We note your response to our previous comments in which you disclosed that Mr. Stilwell continues to serve as an outside consultant to your company. We further note that your statement of operations on page F-2 lists $129,500 in consulting fee expenses from inception (June 8, 2004) through June 30, 2008, including $50,000 for the three months ended June 30, 2008. Please clarify the ongoing role of Mr. Stilwell, discussing the material terms of his consulting engagement, including compensation. Please also file any written agreements relating to this consulting arrangement.

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     Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3735.

                         Sincerely,

                         Barbara C. Jacobs
                         Assistant Director

cc: Via Facsimile (801) 733-0808
        Leonard E. Neilson, Esq.